CHARGING ROBOTICS LTD

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

IN THOUSANDS OF U.S. DOLLARS

INDEX



REPORT OF INDEPENDENT AUDITORS
To the Shareholders of
CHARGING ROBOTICS LTD.

We have audited the accompanying financial statements of Charging Robotics Ltd. and, which comprise the balance sheets as of December 31, 2022 and 2021 and the related statements of operation, Shareholders' Equity (Deficit) and cash flows for the years ended December 31, 2022 and 2021, and the related notes to the financial statements. Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Basis for Opinion

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charging Robotics Ltd. at December 31, 2022 and 2021, and the results of their operations and their cash flows for the years ended December 31, 2022 and 2021 in conformity with U.S. generally accepted accounting principles.

Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1(b) to the financial statements, the Company has recurring operating losses and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters also are described in Note 1(b). The most recent year financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Halperin Ilanit.   *Ilanit Halperin*

Certified Public Accountants (Isr.)

Tel Aviv, Israel

April 4, 2023

30 A'arba'a st. A'arba'a towers, Tel Aviv 6473926 | tel. +972-3-9335474 | fax. +972-3-9335466 | www.halperin-cpa.co.il

CHARGING ROBOTICS LTD
BALANCE SHEETS
U.S. dollars in thousands except share and per share data

	December 31 2022	December 31 2021
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 27	$ 167
Other current assets	71	37
Total current assets	98	204
NON CURRENT ASSETS		
Investment in affiliated company (Note 3)	152	217
Loan to affiliated company (Note 3(b))	60	-
Total non-current assets	212	217
Total assets	$ 310	$ 421
LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)		
CURRENT LIABILITIES		
Accounts payables	108	15
Other current liabilities (Note 4)	45	20
Related parties (Note 4(c))	550	10
Total current liabilities	703	45
NON CURRENT LIABILITIES		
Deferred revenues (Note 9a)	49	-
Total non-current liabilities	49	-
Total liabilities	752	45
SHAREHOLDER'S EQUITY (DEFICIT) (Note 5)		
Ordinary shares		
Authorized: 100 shares of no par value at December 31, 2022 and December 31, 2021; Issued and Outstanding: 100 shares of no par value at December 31, 2022 and December 31, 2021	-	-
Additional Paid in capital	741	741
Accumulated other comprehensive gain (loss)	(12)	11
Stock-based compensation	91	76
Accumulated deficit	(1,262)	(452)
Total shareholder's equity (deficit)	(442)	376
Total liabilities and shareholder's equity (deficit)	$ 310	$ 421

Hovav Gilan, CEO   Yaki Baranes, Director   Date:April 4, 2023

The accompanying notes are an integral part of the financial statements.

CHARGING ROBOTICS LTD
STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
U.S. dollars in thousands, except share and per share data

	For the year ended December 31, 2022		For the period from incorporation on February 1, 2021 to December 31, 2021	
Operating expenses:				
Research and development (Note 7)	$	595	$	344
General and administrative (Note 8)		173		64
Total operating expenses		768		408
Operating loss		(768)		(408)
Share in losses of affiliated company		(42)		(44)
Net loss for the period	$	(810)	$	(452)
Other Comprehensive Loss				
Foreign currency translation		(23)		11
Net comprehensive loss attributable to the Company for the period	$	(833)	$	(441)

The accompanying notes are an integral part of the financial statements.

CHARGING ROBOTICS LTD
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY (DEFICIT)
U.S. dollars in thousands, except share and per share data

	Ordinary shares		Additional Paid in capital	Stock-based compensation	Accumulated other comprehensive loss	Accumulated Deficit	Total Shareholder's Equity (deficit)
	Number	Amount					
Balance at February 1, 2021	-	$ -	$ -	$ -	$ -	$ -	$ -
Issuance of founder shares	100	-	741	-	-	-	741
Share based payment reserve	-	-	-	76	-	-	76
Net comprehensive loss for the period	-	-	-	-	11	(452)	(441)
Balance at December 31, 2021	100	$ -	$ 741	$ 76	$ 11	$ (452)	$ 376
Share based payment reserve	-	-	-	15	-	-	15
Net comprehensive loss for the year	-	-	-	-	(23)	(810)	(833)
Balance at December 31, 2022	100	$ -	$ 741	$ 91	$ (12)	$ (1,262)	$ (442)

The accompanying notes are an integral part of the financial statements.

CHARGING ROBOTICS LTD
STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	For the year ended December 31, 2022	For the period from incorporation on February 1, 2021 to December 31, 2021
Cash flows from operating activities:		
Net loss	$ (810)	$ (452)
Adjustments to reconcile loss to net cash used in operating activities:		
Share based payment expenses	15	76
Share in losses of affiliated company	42	44
Interest expenses	5	-
Changes in assets and liabilities:		
Other current assets	(31)	(4)
Related parties	-	10
Accounts payables	93	15
Deferred revenues	49	-
Other current liabilities	25	20
Net cash used in operating activities	(612)	(291)
Cash flows from investing activities		
Other accounts receivable	(3)	(33)
Investment in affiliated company	(60)	(250)
Net cash used in investing activities	(63)	(283)
Cash flows from financing activities:		
Proceeds a loan from the parent company	535	-
Proceeds from issuance of ordinary shares	-	741
Net cash provided by financing activities	535	741
Increase (decrease) in cash	(140)	167
Cash at the beginning of the year	167	-
Cash at the end of the year	$ 27	$ 167

The accompanying notes are an integral part of the financial statements.

CHARGING ROBOTICS LTD
NOTES TO FINANCIAL STATEMENTS
U.S. dollars in thousands, except per share data

NOTE 1:   GENERAL

a.   CHRAGING ROBOTICS LTD (the "Company"), was formed on February 1, 2021 under the laws of the State of Israel. The Company is 100% owned by Medigus Ltd. (Nasdaq: MDGS) ("Medigus"), and is developing a robotic platform for charging vehicles in a wireless and automatic manner. At the heart of the technology is a wireless power transfer module that uses resonance coils to transfer energy wirelessly from the robot to the vehicle.

During the period ended December 31, 2021, the Company issued 100 shares to Medigus in consideration for payments made by Medigus on behalf of the Company, in the total amount of $741.

The robotic platform is small enough to fit under the vehicle, it automatically positions itself for maximum efficiency charging and returns to its docking station at the end of the charging operation.

In July 2021, Charging Robotics concluded a proof of concept, successfully demonstrating the capabilities of its electric vehicle wireless charging robot Charging Robotics mission is to overcome one of today's biggest challenges in wireless charging of electric vehicles-seamless, highly efficient battery charging for both manned and unmanned vehicles. The robotic platform carries an energy transmitting coil, batteries and supporting electronics. The second component of the system is an EV simulating unit, which houses the target batteries to be charged, an energy receiving coil and the supporting electronics. The robot navigates from its home position along a predefined route to the starting position, which is a point close to the optimal charging position. Charging occurs at the maximum rate when both coils are perfectly aligned. Following arrival to the starting position, the alignment process begins. As the energy was transmitted from the Robot transmitting coil to the receiving coil, the robot was ordered to move in small increments in order to optimize the charging rate.

b.   On March 11, 2022, Medigus and the Company signed a non-binding letter of intent for a planned securities exchange agreement with Fuel Doctor, Inc. ("FDOC"), a Delaware corporation traded on the OTC Markets. The securities exchange agreement, if signed, will be subject to customary closing conditions. See note 10(c).

CHARGING ROBOTICS LTD
NOTES TO FINANCIAL STATEMENTS
U.S. dollars in thousands, except per share data

NOTE 1:   GENERAL (Cont.)

c.   The Company has an accumulated deficit in the total amount of $1,262 as of December 31, 2022, the Company has negative operating cash flow in the total amount of $612 for the year ended December 31, 2022, further losses are anticipated in the development of its business. Those factors raise substantial doubt about the Company's ability to continue as a going concern. The ability to continue as a going concern is dependent upon the Company obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.

The Company intends to finance operating costs over the next twelve months with existing cash on hand, reducing operating spend, and future issuances of equity and debt securities, or through a combination of the foregoing. However, the Company will need to seek additional sources of financing if the Company requires more funds than anticipated during the next 12 months or in later periods.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and liabilities and commitments in the normal course of business.

The financial statements for the year ended December 31, 2022, do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to the Company's ability to continue as a going concern.

CHARGING ROBOTICS LTD
NOTES TO FINANCIAL STATEMENTS
U.S. dollars in thousands, except per share data

NOTE 2:   SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

a.   Use of estimates:

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. As applicable to these financial statements, the most significant estimates and assumptions relate to shares based compensation and Going concern.

b.   Financial statements in U.S. dollars:

The costs of the Company are denominated in United States dollars ("dollars"). Some of the costs in our Israeli associate are incurred in New Israeli Shekels (NIS), however the selling prices will be linked to the Company's price list which will be determined in dollars, the budget is managed in dollars, financing activities including loans and cash investments, are made in U.S. dollars and the Company's management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiary operates. Thus, the dollar is the Company's and its subsidiary functional and reporting currency.

Accordingly, transactions denominated in currencies other than the functional currency are re-measured to the functional currency in accordance with Accounting Standards Codification ("ASC") No. 830, "Foreign Currency Matters" at the exchange rate at the date of the transaction or the average exchange rate in the relevant reporting period. At the end of each reporting period, financial assets and liabilities are re-measured to the functional currency using exchange rates in effect at the balance sheet date. Non-financial assets and liabilities are re-measured at historical exchange rates. Gains and losses related to re-measurement are recorded as financial income (expense) in the statements of operations as appropriate.

The functional currency of the affiliate company is the NIS and therefore foreign exchange differences are charged to the other comprehensive profit and loss.

c.   Cash and cash equivalents:

Cash equivalents are short-term highly liquid investments which include short term bank deposits (up to three months from date of deposit), that are not restricted as to withdrawals or use that are readily convertible to cash with maturities of three months or less as of the date acquired.

NOTE 2:   SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d. Investment in affiliated companies

Affiliated company is company held to the extent of 20% or more (which are not subsidiary), or company less than 20% held, which the Company can exercise significant influence over operating and financial policy of the affiliate.

The investment in affiliated company is accounted for by the equity method under ASC Subtopic 323-30, "Investments - Equity Method and Joint Ventures: Partnerships, Joint Ventures, and Limited Liability Entities". Upon initial recognition, the cost of investment is based on the direct costs of acquiring the investment including amounts incurred on behalf of the investee.

Following the acquisition, the Company recognizes its proportionate share of the affiliated company's net income or loss after the date of investment. When previous losses have reduced the common stock investment account to zero, the Company continues to report its share of equity method losses in its statement of operations to the extent of and as an adjustment to other investments in the investee such as debt securities, long term loans or advances, if any. Such additional equity method losses are applied to the other investments based on the seniority of the other investments (priority in liquidation) and the percentage ownership interest in each type of other investment the Company holds (the 'relative holdings approach').

e.   Impairment of long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with ASC No. 360, "Property, Plant and Equipment" whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. Recoverability of assets (or asset group) to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the year ended December 31, 2022, no impairment losses have been recorded.

f.   Concentration of credit risks:

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and restricted bank deposit. Cash and cash equivalents and restricted bank deposit are invested in major banks in Israel and the United States. Such funds in the Israel may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company and its subsidiary' cash and cash equivalents have high credit ratings.

The Company, have no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

g.   Research and development expenses:

Research and development costs are charged to the statement of operations as incurred.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h. Fair value of financial instruments:

ASC Topic 820, "Fair Value Measurements and Disclosures" ("ASC 820"), defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the inputs as follows:

Level 1 —Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access.

Level 2 —Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 —Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The carrying amounts of cash and cash equivalents, other current assets, accounts payables and current liabilities approximate their fair value due to the short-term maturity of such instruments.

U.S. dollars in thousands, except per share data

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i. Income Tax:

The Company account for income taxes in accordance with ASC 740, “Income Taxes” which prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it not is more likely than not that a portion or all of the deferred tax assets will be realized. Based on ASC 740, a two-step approach is used to recognize and measure uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes.

The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. As of December 31, 2022, no liability for unrecognized tax positions has been recorded. Accordingly, no interest or penalties related to uncertain tax positions are recorded, either. It is the Company’s policy that any interest or penalties associated with unrecognized tax positions would be reflected in income tax expense.

j. Contingencies:

The Company records accruals for loss contingencies arising from claims, litigation and other sources when it is probable that a liability has been incurred and the amount can be reasonably estimated. These accruals are adjusted periodically as assessments change or additional information becomes available. Legal costs incurred in connection with loss contingencies are expensed as incurred.

k. Stock-based payments:

The Company measures and recognizes the compensation expense for all equity-based payments to employees based on their estimated fair values in accordance with ASC 718, “Compensation-Stock Compensation”. Share-based payments including grants of stock options are recognized in the statement of comprehensive loss as an operating expense based on the fair value of the award at the date of grant. The fair value of stock options granted is estimated using the Black-Scholes option-pricing model. The Company has expensed compensation costs, net of estimated forfeitures, applying the accelerated vesting method, over the requisite service period or over the implicit service period when a performance condition affects the vesting, and it is considered probable that the performance condition will be achieved.

Share-based payments awarded to consultants (non-employees) are accounted for in accordance with ASC Topic 505-50, “Equity-Based Payments to Non-Employees”.

For year ended December 31, 2022, the Company recorded $15, in share-based compensation (see note 5(b)).

CHARGING ROBOTICS LTD
NOTES TO FINANCIAL STATEMENTS
U.S. dollars in thousands, except per share data

NOTE 3:   INVESTMENT IN AFFILIATED COMPANY

a. On April 24, 2021 ("Closing Date"), Charging Robotics invested $250 and purchased 19.99% of the share capital of Revoltz Ltd ("Revoltz"), an Israeli private company focusing on research, development and production of micro-mobility vehicles for the urban environment for the business and the private markets.

b. On July 28, 2022 the Company entered into a convertible loan agreement with Revoltz pursuance to which the Company was required to invest an amount of $60 in Revoltz (the "Loan Principal Amount"). In addition, the Company provided to Revoltz further lending of up to $340 (the "Additional Amount", and together with the Loan Principal, the "Total Loan Amount"). The Total Loan Amount shall carry interest at the minimum rate prescribed by Israeli law.

The Total Loan Amount shall be converted into shares of Revoltz, upon the occurrence of any of the following events (each a "Trigger Event"):

i)   The consummation of funding by Revoltz of an aggregate amount of $1,000 at a pre-money Revoltz valuation of at least $7,000 (in the form of SAFE, equity or otherwise);

ii) Revoltz has generated an aggregate of $1,000 or more in revenue.

In the event that a Trigger Event shall not have occurred on or prior to the 24-month anniversary of the date on which the Loan Principal Amount is actually extended to Revoltz, the Loan shall be due and repayable by Revoltz to the Company.

On August 8, 2022, the Company balance of the Loan Principal Amount granted was $60.

c. The following table summarizes the equity method accounting for the investment in affiliated company:

Balance February 1, 2021	$ -
Initial investment April 24, 2021	250
Foreign currency translation	11
Share in losses of affiliated company	(44)
Balance December 31, 2021	217
Share in losses of affiliated company	(42)
Foreign currency translation	(23)
Balance December 31, 2022	152

CHARGING ROBOTICS LTD
NOTES TO FINANCIAL STATEMENTS
U.S. dollars in thousands, except per share data

NOTE 4:   RELATED PARTIES

a.   On October 1, 2021 the Company signed a consulting agreement with the CEO, pursuant to which the Company will pay the CEO a monthly fee of NIS 24,700 (approximately $7). Subject to approval of the Company's board of directors ("Board"), the CEO shall be entitled to receive stock options in the Company that will entitle him to own 3% of the Company. The options will have an exercise price equivalent to a Company valuation of $10,000. As of the date of this report, the options have not been issued as they the Board has not yet approved their issuance.

During the year ended December 31, 2022, the CEO earned $88 (during the period ended December 31, 2021 $48). Amounts owing to the CEO as of December 31, 2022 was $28 (2021- $8).

b   On January 7, 2021, Medigus, entered into an agreement ("Founder Agreement") with Ariel Dor ("Founder"), pursuant to which, the Company was established and fully owned by Medigus.

The Founder assigned the US Provisional Patent Application "SYSTEM AND METHOD FOR WIRELESS VEHICLE BATTERY CHARGING" ("Patent") to the Company and provides certain services to the Company as an innovation reviewer. Medigus was required to invest up to $150 (including the consideration paid to Founder) ("Initial Investment"). After completing the Proof Of Concept ("POC") and in exchange for the services provided by the Founder, the Company committed to pay Founder a monthly fee of NIS 20,000 (approximately $6.4) ("Founder Fee") during the months in which the Founder provides services to the Company. In the event that, during the terms of the Founder Agreement, the Company enters into a fundraising agreement (whether through debt, capital, convertible and / or non-dilutive means), with a potential entity first presented to the Company by the Founder (other than funds provided by Medigus) ("Transaction"), the Founder will be entitled to 5% of the actual consideration provided to the Company.

On February 1, 2021 the Company was incorporated and assumed ownership of the Patent and on July 30, 2021, Medigus completed the Initial Investment and the Company started paying monthly Founder Fee.

The Initial Investment in included in Additional Paid in Capital in the Statement of Changes in Shareholders Equity.

Pursuant to the Founder Agreement, the Founder was granted a cashless option to purchase such number of ordinary shares of the Company, constituting 15% of Company's fully diluted share capital as of the incorporation date, at an exercise price reflecting Company's pre-money valuation of $1,000 (the "Founder Options"). The Founder Options shall vest and become exercisable in the event that the Milestone (as defined below) is achieved. The Milestone was achieved on July 30, 2021. The Founder Options shall have a term of five years. Upon a merger, consolidation, sale of all or substantially all of the Company's assets or outstanding share capital, an initial public offering of Company's shares, a listing of Company's shares on a stock exchange or a financing round in Company, in which the Company's valuation is $5,000 or more (each, a "Qualifying Event"), Founder may elect to exercise the Founder Options. In the event that Founder elects to not exercise the Founder Options, the Founder Options shall expire upon the closing or consummation of the Qualifying Event. See also note 10(d).

Milestone means - performing a proof of concept that demonstrates a robot capable of wirelessly charging an EV battery as well as setting up a skilled management team to develop a commercial product and a business plan to grow the Company.

During the year ended December 31, 2022, Ariel Dor did not provide services to the Company and as such there was no charge in this regard. During the period ended December 31, 2021 provided services in the amount of $74.

CHARGING ROBOTICS LTD
NOTES TO FINANCIAL STATEMENTS
U.S. dollars in thousands, except per share data

NOTE 4:   RELATED PARTIES (Continued)

    c.   As of December 31, 2022, the Company owed Medigus $550 ("Medigus Loan"). The Medigus Loan bears interest in accordance with section 3(j) of the Israeli tax code (2.42% annually during 2022) and no fixed date for repayment has been determined. See also note 10(b).

NOTE 5:   SHAREHOLDER'S EQUITY

    a.   As of December 31, 2022 and 2021, the Company's share capital is composed as follows:

	December 31, 2022		December 31, 2021	
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
Shares of common stock ("Shares")	100	100	100	100

Each Ordinary share is entitled to receive dividend, participate in the distribution of the Company's net assets upon liquidation and to receive notices of participate and vote (at one vote per share) at the general meetings of the Company on any matter upon which the general meeting is authorized.

    b.   Share options:

During the year ended December 31, 2021, the Company issued the following options as described in note 4b.

The fair value of the Founder Options granted was $76 using the Black-Scholes option pricing model using the following assumptions:

	January 2021
Share price	$ 7,410
Exercise price	$ 8,333
Dividend yield	0%
Risk-free interest rate	0.48%
Expected term (in years)	5
Volatility	75%

For year ended December 31, 2021, the Company recorded $76, in share-based compensation.

CHARGING ROBOTICS LTD
NOTES TO FINANCIAL STATEMENTS
U.S. dollars in thousands, except per share data

NOTE 5:   SHAREHOLDER'S EQUITY (Cont.)

As per note 9b(v), the Company issued 4 BGU Options (as defined below). The fair value of the BGU Options granted was $30 using the Black-Scholes option pricing model using the following assumptions:

	January 2022
Share price	$ 7,410
Exercise price	$ 0
Dividend yield	0%
Risk-free interest rate	0.48%
Expected term (in years)	10
Volatility	75%

For year ended December 31, 2022, the Company recorded $15, in share-based compensation.

A summary of stock options activity during the period from incorporation on February 1, 2021 to December 31, 2022 is as follows:

	Number	Average weighted exercise price
Options outstanding at February 1, 2021	-	$ -
Granted	18	8,333
Exercised	-	-
Forfeited	-	-
Options outstanding at December 31, 2021	18	$ 8,333
Granted (a)	4	0
Options outstanding at December 31, 2022	22	$ 6,818
Options exercisable at December 31, 2022	18	$ 8,333

The following options are outstanding as of December 31, 2022:

Issuance date	Options outstanding	Exercise price per option	Options exercisable	Expiry date
January 7, 2021	18	$ 8,333	18	January 7, 2026
January 1, 2022	4	$ -	-	January 1, 2032
	22		18	

CHARGING ROBOTICS LTD
NOTES TO FINANCIAL STATEMENTS
U.S. dollars in thousands, except per share data

NOTE 6:   TAXES ON INCOME

a. Corporate tax rates in Israel:

The Israeli statutory corporate tax rate and real capital gains were 23% in 2022 and 2021.

b. Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31, 2022	December 31, 2021
Deferred tax assets:		
Carry forward tax losses	$132	$ 29
Net deferred tax asset before valuation allowance	132	29
Valuation allowance	(132)	(29)
Net deferred tax asset	$-	$ -

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded a full valuation allowance at December 31, 2022.

c. Net operating carry-forward losses for tax purposes:

As of December 31, 2022, the Company's carry-forward losses amounting to approximately $574, which can be carried forward for an indefinite period.

CHARGING ROBOTICS LTD
NOTES TO FINANCIAL STATEMENTS
U.S. dollars in thousands, except per share data

NOTE 7:   RESEARCH AND DEVELOPMENT

	For the year ended December 31, 2022	For the period from incorporation on February 1, 2021 to December 31, 2021
Subcontractors	$ 543	$ 165
Patent	37	81
Share based compensation	15	76
Material	-	5
Other	-	17
	$ 595	$ 344

NOTE 8:   GENERAL AND ADMINSTIRATION

	For the year ended December 31, 2022	For the period from incorporation on February 1, 2021 to December 31, 2021
Professional fees	$ 154	$ 64
Other	19	-
	$ 173	$ 64

U.S. dollars in thousands, except per share data

NOTE 9: COMMITMENTS

a. On June 17, 2021, the Company signed an agreement ("Distribution Agreement") with Automax Motors Ltd ("Automax") pursuant to which, Automax will have exclusive distribution rights for the Company's products in Israel and Greece for an initial period of 5 years, In consideration, on September 21, 2022, Automax paid $49 to the Company.

The Company will be able to terminate the Distribution Agreement if Automax does not achieve certain sales milestones.

In addition, Automax has the option to participate in all future financings of the Company for a period of five years.

b. On February 1, 2022, the Company signed a license agreement ("BGU License Agreement") with the B.G. NEGEV TECHNOLOGIES AND APPLICATIONS LTD. ("BGU"), effective January 1, 2022 (the "Effective Date").

Pursuant to the BGU License Agreement, BGU granted the Company an exclusive, perpetual (subject to the termination rights), worldwide, sublicensable, royalty-bearing license, under the terms and conditions of BGU License Agreement, to develop, exploit, use and use certain wireless power transfer technologies.

In return, the Company will pay BGU as follows:

(i) Research costs of up to NIS 900,000 ($290);
(ii) Initial license fee of NIS 225,000 ($70);
(iii) Annual license fee of $20 in the third year and $30 in the fourth year, and thereafter ("Annual Fees"). Such fees will be offset by any Royalty Payments (as defined below);
(iv) Royalty fee of 2%-3% of revenues, depending on the nature of the revenues ("Royalty Payments");
(v) Issuance of 3% of the issued share capital of the Company ("BGU Options"). The BGU Options shall vest over a period of 4 years, 33% of the BGU Options shall vest 1.5 years from the Effective Date ("BGU Initial Vesting Date"), and 66% of the BGU Option shall vest on a quarterly basis over 10 quarters following the Initial BGU Vesting Date; and
(vi) to the extent that the Company undergoes an Exist Event (as defined in the BGU License Agreement), BGU shall be intitles to a one-time bonus of $500.

As of December 31, 2022, the Company paid BGU Initial license fee of NIS 165,700 ($48) and research costs of NIS 880,500 ($255).

CHARGING ROBOTICS LTD
NOTES TO FINANCIAL STATEMENTS
U.S. dollars in thousands, except per share data

NOTE 10: **SUBSEQUENT EVENTS**

    a.   On January 26, 2023, the FDOC granted to the Company a loan in the amount of $75,000 ("Loan"). The Loan bears interest at 5% per annum and is repayable at any time by the Company through to December 31, 2023.

        Upon the Company's request, FDOC shall be entitled, at its sole and absolute discretion, to provide the Company further lending of up to $340.

    b.   On January 1, 2023, the Company and Medigus signed a agreement to amend the terms of the Medigus Loan (see note (4(c)) ("Medigus Loan Agreement"). Pursuant to the Medigus Loan Agreement, the interest rate remains unchanged and the capital and interest will be repaid in cash or shares, or a combination thereof by the earlier of (i) the completion of the Medigus Transaction or (ii) June 30, 2023. On April 4, 2023, the Medigus Loan balance owing was $553. $509 of the Medigus was converted into 28 shares of the Company and the balance will be repaid in cash.

    c.   On April 3, 2023, all of the 18 Founder Options were converted into shares of the Company. 9 shares were issued for cash ($20,000) and a further 5.5714 shares were issued on a cashless basis in respect of the other 9 Founder Options.

    d.   On March 28, 2023, Medigus, the Company and FDOC signed a securities exchange agreement pursuant to which FDOC is to acquire 100% of the stock of the Company (the "Acquisition"), making the Company a wholly-owned subsidiary of the FDOC and shareholders of the Company will receive 72.88% of the issued and outstanding share capital of FDOC. On April 4, 2023, the Acquisition closed and the shareholders of the Company were issued 6,145,000 shares of FDOC.